FILED BY ALLEGIANT TRAVEL COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.
COMMISSION FILE NO. 001-40217

The following is an excerpt relating to the pending acquisition of Sun Country Airlines Holdings, Inc. by Allegiant Travel Company (“Allegiant”) from a transcript of the earnings call held by Allegiant on April 30, 2026:

Gregory Clark Anderson
CEO & Director

I'm very pleased with the progress we've made toward closing on our Sun Country deal, which is now expected in the coming weeks and just over 4 months from the announcement. This super compressed time line underscores the strong execution and the agility of both organizations. Our integration planning has reinforced our confidence in what this combination can deliver.

Meanwhile, the value of Sun Country's charter and cargo businesses, which carry contractual fuel pass-through structures is even more beneficial in today's volatile fuel environment. Both airlines own their aircraft, and our fleet strategies complement each other. In a market where managing capacity is crucial, owners have greater flexibility than those who lease. We look forward to completing the merger and demonstrating the value of the combined companies in the coming quarters.

***

Robert J. Neal
President & CFO

And following closing of the Sun Country transaction in a few weeks' time, we expect the combined entity to own 163 of the 172 aircraft in the passenger fleet, further enhancing our financial and operational flexibility.

And on the topic of the Sun Country transaction, we received DOT approval in April with the remaining step being shareholder votes for each of Allegiant and Sun Country scheduled for May 8. Assuming a favorable vote at each entity, the transaction should close around May 13. Given the expectation of the near-term closing, along with the current fuel environment, we don't believe it would be valuable to provide updates to our full year guidance at the moment. We stand to gain a great deal of insight into the combined business over the coming months and expect to share more on full year earnings estimates in due course. And so the guidance we are providing today is for Allegiant on a stand-alone basis for the second quarter.

***

Question and Answer

Michael John Linenberg

Deutsche Bank AG, Research Division

Really 2 questions here. Just dialing back capacity in the June quarter, and you sort of gave us a hint on what the third quarter could be. How much of that is just the higher fuel? Or how much of that maybe is a function of the fact that the Sun Country merger seems -- it's closing much faster than anticipated, and so you're probably going to have a few more shells to play with. Is that having some impact on how you think about the full year capacity outlook?

Drew A. Wells

Executive VP & Chief Commercial Officer

Mike, Drew here. Zero impact from the Sun Country time line or integration. This is purely a fuel-related decision.

***

Operator

Your next question comes from the line of Duane Pfennigwerth with Evercore ISI.

Duane Thomas Pfennigwerth

Evercore ISI Institutional Equities, Research Division

So can you talk a little bit about the mix of fixed fee flying in your going-forward plan? Historically, I think you've leaned into that when fuel prices are higher because it's a pass-through. Maybe you could just speak to that as a potential lever and what demand looks like on the fixed fee side.

Drew A. Wells

Executive VP & Chief Commercial Officer

Yes. Drew here, I'll speak to it to the extent I can. Fixed fee through the first quarter and into early April was phenomenal. I mentioned that in the prepared remarks. Going forward, I don't foresee any difference in aiming to in high fuel environments, focus on the lines of revenue that have the fuel pass-through. Of course, it takes 2 parties to get that fuel pass-through and you need counterparties that want to continue to fly and pay that rate. So I don't foresee any difference as we do integrate and plan. We're pretty like-minded in that approach. I don't see a change.

Gregory Clark Anderson

CEO & Director

Duane, let me just add a couple of comments to that as well, and that's as part of the merger with Sun Country, bringing on -- they have, I know you're aware, a meaningful fixed fee and cargo business. I think it's roughly 35% or 40% of their revenues. So you think about that and that being fuel being agnostic and you're able to pass that through in the combined company. It will be a meaningful part of our combined business, I think roughly 10% or maybe a little over than 10%. So just as we think about this fuel environment, bringing that into the combined business, we think will be obviously very beneficial.

Duane Thomas Pfennigwerth

Evercore ISI Institutional Equities, Research Division

Makes sense. And then the comment about the card remuneration being 5% of revenue, just curious where you think that could go longer term? And how you would benchmark that with where Sun Country sits today on that same stat, if you know it?

Drew A. Wells

Executive VP & Chief Commercial Officer

Yes. I think what we've talked about in the past has been kind of 10% of revenue kind of being that stretch goal. Given some of the success we've had over really the last 8 months, I think that is something that's more achievable as we go through and really try to modernize the offering and really go back for our first major amendment with the bank that we've had in 10 years since signing. I think there's an immense amount of upside here, and I feel more confident today than I probably did 6, 8 months ago saying that 10% is achievable.

I don't know maybe specifics on the Sun Country side. They were more recent to turn over the bank provider on that side. So I think there was a little bit of time through that transition where acquisition spend may be a little bit slower than what they've anticipated. But as far as I'm aware, it's kind of on track now, and I don't know if I have anything more specific beyond that.

***

Daniel J. McKenzie

Seaport Research Partners

Yes, yes. Second question here is for Drew on premium revenue. And I think that was previously quantified at $500 per departure. And just given that the industry has boosted fares 15% to 20% and seeing higher fare increases for the Economy Plus segment. I'm wondering how you would characterize that revenue today?

And then second, for those of us that are not really close to Sun Country, is there a similar kind of premium revenue opportunity there once you close on the merger?

Drew A. Wells

Executive VP & Chief Commercial Officer

Thanks, Dan. If you look at the 1Q results, the vast majority of our improvement came on the yield line as well as some of the third party, primarily co-brand related. Ancillary was relatively flat, and our Allegiant Extra revenue does go into the ancillary line. So I think you've probably seen us hold pretty steady on that $500. The hurdle rate obviously goes up, the higher your load factor goes, the more opportunity cost of losing the seats. So it gets a little bit more challenging to overcome. But I don't know that I would move that number right now off the top of my head.

With the Sun Country products, you're looking at a very similar layout. They have, I think it's about 6 rows of extra legroom seats that have a product mix very similar to the Allegiant Extra. It's actually really complementary, and I would expect similar strong results from them on that and a very cohesive experience between customers as we combine.

***

Scott H. Group

Wolfe Research, LLC

Okay. And then obviously, since you've announced Sun Country, a lot has happened certainly with fuel, like how does this change time line of synergies, magnitude of synergies, planning and anything like that?

Gregory Clark Anderson
CEO & Director

Yes. Let me kick it off. And BJ, if you want to talk about the time line. But as we've gone through the integration planning, we still remain or retain a very high degree of conviction on the synergy target that we put out, the $140 million there, Scott. Some of the network synergies with -- in a higher fuel environment may be under pressure, but we would expect that to normalize over time and achieve that $140 million in synergies. In timing, BJ, do you -- I know you hit on that a little bit in your opening remarks, but do you want to hit on that anymore?

Robert J. Neal
President & CFO

Yes. And I think you hit it though. When we announced the transaction, we talked about the $140 million in run rate synergies. We said it wouldn't be unreasonable to expect to achieve half of that rate in the first full year post close. I tried to be clear on the earlier calls that we were really thinking of that, like 2027. So from that perspective, they've probably pulled forward a little bit, right, with the closing coming up, but we've also got a faster ramp rate now, and that's going to be challenging when some of those synergies were coming from added capacity. That said, with the baseline changing in light of the fuel environment, I don't see a substantial change.

And then I would just mention, we see a lot of the value in this combination outside of the P&L synergies. We've talked a lot about the flexibility in fleet ownership of aircraft, the scale that comes along with all of that, the broader loyalty program. So in the P&L, our synergies moving a little bit a quarter here or there potentially, but we're really excited about the overall value of the transaction.

***

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.

Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.

Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), as well as the risk factors included in Allegiant’s registration statement on Form S-4 (Registration No. 333-294712), as filed with the SEC on March 27, 2026 (https://www.sec.gov/Archives/edgar/data/1362468/000114036126011799/ny20065073x3_s4.htm) (the “Registration Statement”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements.

The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Allegiant filed with the SEC the Registration Statement, which includes a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders. The Registration Statement was declared effective on March 31, 2026, and Allegiant filed a final prospectus on March 31, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1362468/000114036126012380/ny20065073x5_424b3.htm), and Sun Country filed a definitive proxy statement on March 31, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1743907/000114036126012383/ny20068391x1_defm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”).

Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450.

Participants In The Solicitation

Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus.

Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on March 26, 2026 (the “Allegiant Annual Report”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell, an offer to buy, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.